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18008586

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
AUG 14 2018
Washington, DC

| SEC FILE NUMBER |
|---|
| 8-68061 |

8-680601

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMV CAPITAL CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 PARK AVENUE SOUTH 25th FLOOR
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zeev Klein 212-268-8361
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold G. Greene CPA
(Name – *if individual, state last, first, middle name*)

65 Kingsbury Road (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Zeev Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMV Capital Corp, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Zeev Klein
Signature

President
Title

Janine Rivera
Notary Public

Subscribed and sworn to before me this 27 day of July, 2018 by Janine Rivera
Notary Public

JANINE RIVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6156693
Qualified in Suffolk County
My Commission Expires 12/4/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LMV CAPITAL CORP.

## CONTENTS

## JUNE 30, 2018

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholder of

**LMV CAPITAL CORP.**

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LMV Capital Corp. (the "Company"), as of June 30, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year ended June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

### Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

August 1, 2018

# LMV CAPITAL CORP.

## STATEMENT OF FINANCIAL CONDITION

## June 30, 2018

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | | $ 12,472 |
| **Total assets** | | $ 12,472 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities:** | | |
| Accrued expenses | | $ 4,000 |
| **Total Liabilities** | | 4,000 |
| **Stockholder's Equity:** | | |
| Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding. | $ - | |
| Additional paid in capital | 129,356 | |
| Retained earnings (deficit) | (120,884) | |
| **Total Stockholder's Equity** | | 8,472 |
| **Total Liabilities and Stockholder's Equity** | | $ 12,472 |

See notes to financial statements

# LMV CAPITAL CORP.

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED June 30, 2018

| | | |
|---|---|---|
| **Revenues:** | | |
| Fee income | | $ -0- |
| **Expenses:** | | |
| Professional fees | 13,000 | |
| Registrations and assessments | 2,705 | |
| **Total expenses** | | **15,705** |
| **Net Loss** | | **$ (15,705)** |

See notes to financial statements

# LMV CAPITAL CORP.

# STATEMENT OF CASH FLOWS

# YEAR ENDED JUNE 30, 2018

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net Loss | $(15,705) |
| **Net cash provided by operating activities** | **(15,705)** |
| **Cash flows from investing activities** | |
| Stockholder contributions | 16,000 |
| **Net increase (decrease) in cash** | **295** |
| **Cash:** | |
| Cash-Beginning, July 1, 2017 | 12,177 |
| Cash-Ending, June 30, 2018 | **$ 12,472** |

**The accompanying notes are an integral part of these financial statements**

# LMV CAPITAL CORP.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED JUNE 30, 2018

| | Common Stock | Additional paid in Capital | Retained Earnings (deficit) | Total Stock-holder's Equity |
|---|---|---|---|---|
| Balance beginning of Period | $ - | $ 113,356 | $ ( 105,179) | $ 8,177 |
| Stockholder contributions | - | 16,000 | | 16,000 |
| - | | | | |
| Net loss | | | (15,705) | (15,705) |
| Balance end of period | $ | $ 129,356 | $ (120,884) | $ 8,472 |

See notes to financial statements.

# LMV CAPITAL CORP.

# NOTES TO FINANCIAL STATEMENTS

# JUNE 30, 2018

## 1. ORGANIZATION AND NATURE OF BUSINESS:

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC", and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

## 2. SIGNIFICANT ACCOUNTING POLICIES:

*USE OF ESTIMATES*
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## 3. REVENUE RECOGNITION

Commission income and related expenses are recorded on the accrual basis.

## 4. INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

## 5. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital of $5,000 as defined, or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $8,472. In July 2018, the Company filed part IIA of Form X-17 A-5 (unaudited) and reported the same net capital of $8,472, which was $3,472 in excess of the minimum net capital.
The Company claims exemption from the requirements of Rule15c3-3, under Section(k) (2)(i) of the rule.

## 6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Landmark Ventures, Inc. an Affiliate of the Company, which provides for the use of office space, furnishings and equipment, free of charge.

# LMV CAPITAL CORP.

## COMPUTATION OF NET CAPITAL

## JUNE 30, 2018

| | | |
|---|---|---|
| Stockholder's Equity | | $ 8,472 |
| Less: non-allowable assets | | -0- |
| Net capital before haircuts | | 8,472 |
| Less: haircuts on securities | | -0- |
| **Net capital** | | **8,472** |
| Greater of: | | |
| Minimum dollar net capital required | $5,000 | |
| or | | |
| Minimum net capital required: (6.67% of aggregate Indebtedness $4,000) | 267 | 5,000 |
| **Excess net capital** | | **$ 3,472** |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses, etc. | **$ 4,000** |
| Percentage of aggregate indebtedness to net capital | **47%** |

See notes to financial statements.

# LMV CAPITAL CORP.

# RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

# JUNE 30, 2018

| | |
|---|---|
| Net capital per company's unaudited X-17A-5,<br>Part IIA Filing (Focus Report) | $ 8,472 |
| Adjustments: | -0- |
| Net capital per audited report, June 30, 2018 | $ 8,472 |

There were no material differences between the audited and unaudited statements.

# LMV CAPITAL CORP.

# COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2018

---

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of June 30, 2018.

# LMV CAPITAL CORP.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## JUNE 30, 2018

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
**LMV CAPITAL CORP.**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) LMV CAPITAL CORP. (the "Company") stated the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended June 30, 2018. Management is responsible for compliance with 17 C.F.R. §15c3-3 (k)(2)(i) and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §15c3-3(k)(2)(i). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Arnold G. Greene

August 1, 2018

**LMV Capital Corp.**

**Assertions Regarding Exemption Provisions**

**LMV Capital Corp.(LMV) is a registered broker-dealer subject to Rule 17a-5 promulgated by the SEC, Reports by 17C.F.R #240.17a-5(d)(1) and (4). To the best of its knowledge and belief, LMV states the following:**

(1) LMV may file an Exemption Report because it had no obligations under 17C.F.R. #240.15c3-3
(2) LMV met the identified exemption provisions in 17C.F.R. #240.15c-3-3 (k)(2)(i) throughout the most recent fiscal year ended June 30, 2018 without exception.

LMV Capital Corp.

I, Zeev Klein affirm that, to my best knowledge and belief, this Exemption report is true and correct.

By ____________
President

7/31/18